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                          EXHIBIT 99(b)
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                          [STATIONARY]


                                     ______________________, 1994

Dear Shareholder of:  B-M Homes, Inc.
                      Macon Homes, Inc.
                      Marbel Homes, Inc.
                      Margolin Bros. Appliance Co.
                      Margolin Bros. Realty Co.
                      National Builders, Inc.
                      Arkansas Home Loan Company
                      National Home Loan Company, Inc.
                      National Home Loan Company of Mississippi, Inc. (collectively the "Companies"):

     We are pleased to invite you to attend the Special Meetings of the Shareholders of the Companies to be held at 4041 Knight Arnold Road, Memphis, Tennessee at ______ a.m., on __________________,
1994.

     At the Special Meetings, shareholders of the Companies will consider and vote upon approving the Merger Agreement dated July 7, 1994, among the Companies, National Service Company, a Tennessee corporation, Boatmen's Bancshares, Inc., a Missouri corporation ("Boatmen's"), and BBI One, Inc., a Tennessee corporation, BBI Two, Inc., a Tennessee corporation, BBI Three, a Tennessee corporation, BBI Four, Inc., a Tennessee corporation, BBI Five, Inc., a Tennessee corporation, BBI Six, Inc., a Tennessee corporation, BBI Seven, Inc., an Arkansas corporation, BBI Eight, Inc., a Tennessee corporation, and BBI Nine, Inc., a Mississippi corporation (BBI One through BBI Nine, which are wholly owned subsidiaries of Boatmen's, are sometimes individually referred to herein as "Acquisition Sub" and collectively as the "Acquisition Subs").

     The Merger Agreement provides for, among other things, Boatmen's acquisition of the Companies by means of mergers (the "Mergers") of each of the nine Acquisition Subs with and into one of the nine Companies. Upon consummation of the Mergers, all of the issued and outstanding shares of Common Stock and Preferred Stock of B-M Homes, Inc., Macon Homes, Inc., Marbel Homes, Inc., Margolin Bros. Appliance Co., Margolin Bros. Realty Co., and National Builders, Inc. and all of the issued and outstanding shares of Common Stock of Arkansas Home Loan Company, National Home Loan Company, Inc. and National Home Loan Company of Mississippi, Inc. will be canceled and converted into the right to receive shares of Common Stock, par value $1.00 per share, of Boatmen's in accordance with the conversion formula for each Company set forth in the Merger Agreement and described in the accompanying Joint Proxy Statement/Prospectus and cash in lieu of fractional shares.

     Your Boards of Directors submit this proposed merger to you after careful review and consideration. We believe that this proposed merger will provide significant value to all shareholders enabling the shareholders of the Companies to participate in the expanded opportunities for growth that association with a larger, more geographically-diversified super-regional financial organization makes possible. Accordingly, the Boards have unanimously approved the Mergers as being in the best interest of the Companies and their shareholders and recommends that you vote in favor of the Mergers at the Special Meetings.
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     Shareholders are urged to read carefully the accompanying
Joint Proxy Statement/Prospectus which contains detailed information concerning the matters to be acted upon at the Special Meetings.

     Your participation in the Special Meetings, in person or by proxy, is important. Therefore, we ask that you please mark, sign and date the enclosed proxy cards for each Company in which you are a shareholder and return them as soon as possible in the enclosed postage-paid envelope. If you attend the Special Meetings, you may vote in person if you wish, even if you have previously mailed in your proxy card.


                                   Sincerely,